DURECT CORPORATION

10260 Bubb Road

Cupertino, California 95014

(408) 777-1417

January 16, 2013

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler

Re:	Durect Corporation
Registration Statement on Form S-3
(File No. 333-193009)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request acceleration of the effective time of the above-referenced Registration Statement of Durect Corporation (the “Company”), so that they may become effective at 4:00 P.M., Washington, D.C. time, as of January 21, 2014, or as soon as possible thereafter.

Furthermore, we hereby acknowledge that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder Intentionally Left Blank.]

Securities and Exchange Commission

Acceleration Request

January 16, 2014

Sincerely,

DURECT CORPORATION

By:	/s/ James E. Brown
James E. Brown
President and Chief Executive Officer